SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NATIONAL BANK OF GREECE

Announcement

The Board of Directors of National Bank of Greece announces that the pre-emptive rights exercise period related to the share capital increase by €678,538,820, through payment in cash of an amount of €3,000,498,662.04 and the issue of 135,707,764 new ordinary registered shares of a nominal value of €5.00 each and of an offer price of €22.11 per share, that had been resolved upon by the Bank’s 2nd Repeat General Meeting of shareholders on June 1st, 2006,  expired on July 5, 2006.

The share capital increase was oversubscribed by 1.75 times as the total number of shares demanded by those who exercised pre-emptive rights and by those entitled to pre-subscription right, amounted to 237,163,156 shares corresponding to €5,243,677,379.16 as against the 135,707,764 shares being offered corresponding to €3,000,498,662.04.

More specifically, the aforementioned share capital increase was fully subscribed as follows:

(a)          95.8% of the total increase of the share capital was covered through the exercise of pre-emptive rights of existing shareholders. More specifically, pre-emptive rights corresponding to a total of 130,002,090 new ordinary registered shares were exercised and the amount of €2,874,346,209.90 was paid.

(b)         4.2% was covered through the exercise of pre-subscription rights by existing shareholders, by those who acquired pre-emptive rights as well as by the Group’s employees and the Bank’s pensioners. The said percentage corresponds to 5,705,674 new ordinary registered shares and the corresponding amount paid was €126,152,452.14. More specifically, during the pre-subscription a total of 107,161,066  shares were requested

(102,740,039 shares  by persons who exercised pre-emptive rights and 4,021,027 shares by employees and  pensioners) which correspond to an oversubscription of the unsubscribed shares by 18.78 times, thus leading to a  5.3244% satisfaction of the demand deriving from the presubscriptions

Following the above, the share capital increase was fully covered through the offer of 135,707,764 new, registered ordinary shares of a nominal value of €5.00 each and as a result there was no private placement and no subscription by the subscribers pursuant to the subscription agreement.

Consequently, the Bank’s share capital increases by  €678,538,820. The difference from the issue of shares above par value of a total amount of €2,321,959,842.04 is credited to the “share premium account”. The Bank’s share capital will amount to €2,374,885,880 divided in 474,977,176 ordinary registered voting shares of a nominal value of €5.00 each.

The new shares arising from the above share capital increase will be delivered to the beneficiaries in dematerialized form by crediting them into their share and securities account with the Dematerialized Securities System. The date of crediting of the new shares into the accounts of the beneficiaries and the date of the commencement of trading of the new shares on the Athens Stock Exchange will be notified by a subsequent announcement of the Bank.

Athens, 6 July 2006

For the Board of Directors

Takis Arapoglou
Chairman of the Board and CEO

This announcement does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration.

ANNOUNCEMENT

LISTING OF SHARES ARISING FROM SHARE CAPITAL INCREASE BY PAYMENT IN CASH

The Board of Directors of National Bank of Greece S.A. announces that 135,707,764 new ordinary registered shares of a nominal value of €5 each, arising from the share capital increase by payment in cash as decided by the Second Repeat General Meeting of Shareholders held on 1 June 2006, will commence trading on the Athens Exchange as of 11 July 2006.

At its meeting of 7 July 2006, the Board of the Athens Exchange approved the listing of the 135,707,764 new shares. The new shares will have been credited on the trading commencement date to shareholders’ accounts with the Dematerialized Securities System.

For further information, please contact the Shareholders’ Sub-Division of the Bank’s BoD Secretariat and Shareholder Services Division, Eolou 93 (Megaro Mela), Athens (tel. +30 2103343414 — 2103343420).

Athens, 7 July 2006

THE BOARD OF DIRECTORS

This announcement does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date : 7th July, 2006	/s/ Ioannis Pehlivanidis
(Registrant)
Vice Chairman - Deputy Chief Executive Officer